FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October, 2020

 UNILEVER PLC
(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ R SOTAMAA
BY R SOTAMAA
CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 22 October, 2020

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to London Stock Exchange dated 22 October 2020
3rd Quarter Trading Statement

Exhibit 99

UNILEVER TRADING STATEMENT THIRD QUARTER 2020

Performance highlights

Underlying performance		GAAP measures
	vs 2019			vs 2019
Third quarter
Underlying sales growth (USG)	4.4%	Turnover	€12.9bn	(2.4)%
Nine months
USG	1.4%	Turnover	€38.6bn	(1.8)%
Quarterly dividend payable in November 2020 €0.4104 per share

Third quarter highlights

●
Underlying sales growth of 4.4%, with 3.9% volume and 0.5% price

●
Emerging markets underlying sales growth 5.3% and developed markets 3.1%

●
Turnover decreased 2.4%, with a negative impact from currency of 7.7%

●
Quarterly shareholder dividend maintained at €0.4104 per share

Alan Jope: Chief Executive Officer statement

“We have delivered a strong performance this quarter. Volume-led growth shows the resilience of our portfolio and our agility in responding to rapidly changing dynamics across consumer segments, geographies and channels.

We continue to progress our strategic change agenda. Our proposals to simplify Unilever’s dual-headed legal structure have received strong support from both NV and PLC shareholders, and we have set out our Clean Future strategy in Home Care, to eliminate fossil fuel derived carbon from our cleaning products by 2030.

The environment we are operating in will remain unpredictable in the near term, so we will continue to maintain the speed and agility of our response. Our focus remains volume-led competitive growth, delivering absolute profit and free cash flow.”

22 October 2020

THIRD QUARTER OPERATIONAL REVIEW

	Third Quarter 2020				Nine Months 2020
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Unilever	12.9	4.4	3.9	0.5	38.6	1.4	1.1	0.3
Beauty & Personal Care	5.3	3.8	3.5	0.4	15.9	1.1	1.3	(0.2)
Home Care	2.6	6.7	8.5	(1.6)	7.9	4.4	4.8	(0.4)
Foods & Refreshment	5.0	3.7	1.8	1.8	14.8	0.1	(1.1)	1.2

Our markets: Covid-19 continues to influence consumer behaviours and channel dynamics in our markets. In North America, market growth continued to be driven by elevated demand for foods consumed at home. European markets saw a mixed picture on growth and a challenging pricing environment. In China, growth improved slightly compared to the second quarter. After a strict lock-down earlier in the year, India saw a pick-up in economic activity, even though cases of Covid-19 continued to increase. In Indonesia and Latin America markets contracted in the third quarter.

Unilever overall performance: We continued to respond with agility to the changing consumer and channel dynamics that have come about as a result of the Covid-19 pandemic, focusing on driving execution against the five growth fundamentals we set out earlier this year.

Underlying sales growth accelerated compared to the second quarter. Elevated levels of growth for hand and home hygiene products continued, as well as for food consumed at home. Our food service and out of home ice cream businesses continued to decline, however at lower levels compared to the second quarter. Performance also improved in our other categories, with declines lessening in deodorants and skin care, while laundry and hair returned to growth. Online channels continued to grow, and our e-commerce business grew 76%.

Emerging markets grew 5.3%, as China’s recovery continued, and India and Brazil returned to growth. Developed markets grew 3.1%, led by ongoing strength in North America. In Europe, volumes grew despite a negative impact from out of home ice cream and food service, although this was more than offset by increased pressure on price, driven by a step up in promotional intensity.

Turnover decreased 2.4%. There was a positive impact of 1.3% from acquisitions net of disposals and a negative impact of 7.7% from currency.

Beauty & Personal Care
Beauty & Personal Care underlying sales grew 3.8%, with 3.5% from volume and 0.4% from price.

Demand for hand hygiene products remained high, albeit slightly below levels seen in the second quarter, and skin cleansing delivered underlying sales growth of 19.9%. Growth was supported by innovations including Dove’s entry into the antibacterial segment, and the extension of Lifebuoy into new formats and channels across several European markets. Skin care declined high-single digit and deodorants declined low-single digit. Both categories were negatively impacted by restricted living conditions, although improved compared to the second quarter as many countries eased lockdowns. Hair grew overall, as a decline in styling was offset by growth in wash and care products. Our Prestige business grew as the health and beauty channel reopened, although footfall remained subdued.

Home Care
Home Care underlying sales grew 6.7%, with 8.5% from volume and negative pricing of -1.6%.

Consumer demand for household cleaners to combat the spread of Covid-19 continued. Our home and hygiene brands delivered high-teens underlying sales growth, with germ-killing and antibacterial benefits particularly sought after. We launched Domestos in China, as well as extending the brand to bleach-based spray and wipe formats. Fabric solutions grew low-single digit, although price declined as we passed on reduced commodity costs particularly in European and South East Asian markets. In Latin America, our six-times concentrated Omo laundry liquid, designed to be diluted at home, was a growth driver. Fabric sensations grew low-single digit, and we launched new Comfort fragrance boosters in China, dual-colour beads with luxury-inspired fragrances.

Foods & Refreshment
Foods & Refreshment underlying sales grew 3.7%, with 1.8% from volume and 1.8% from price.

Our retail foods business grew double digit and tea saw mid-single digit growth as in home eating occasions continued at elevated levels. Hellmann’s grew mid-teens, with Hellmann’s Vegan now available in 30 markets. Sales of ice cream grew, driven by both volume and price. Mid-teens growth of in home ice cream, led by brands including Ben & Jerry’s and Magnum, more than offset the decline in out of home ice cream sales. The food service channel remained fully or partially closed in many markets and food service sales declined by over 20%, however trends continue to improve with China now returning to growth. We have made good progress in integrating the Horlicks business and we continue the work to implement the separation of our tea businesses.

THIRD QUARTER OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	Third Quarter 2020				Nine Months 2020
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Unilever	12.9	4.4	3.9	0.5	38.6	1.4	1.1	0.3
Asia/AMET/RUB	6.0	4.5	3.7	0.7	17.8	(0.4)	(0.7)	0.4
The Americas	4.0	8.0	5.9	2.0	12.2	6.0	4.7	1.3
Europe	2.9	(0.8)	1.3	(2.1)	8.6	(1.5)	(0.2)	(1.3)

	Third Quarter 2020				Nine Months 2020
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Emerging markets	7.4	5.3	3.7	1.5	22.2	0.5	(0.5)	1.0
Developed markets	5.5	3.1	4.1	(1.0)	16.4	2.6	3.4	(0.7)
North America	2.5	9.1	8.6	0.5	7.7	7.9	8.0	(0.1)
Latin America	1.5	6.5	2.1	4.2	4.5	3.5	0.2	3.3

Asia/AMET/RUB
Underlying sales grew 4.5% with 3.7% from volume and 0.7% from price, as lock-down restrictions eased across much of the region compared to the first half of the year. India grew low-single digit, driven by growth in foods & refreshment and hygiene. China grew double digit led by beauty and personal care categories and a return to growth in food service, as the out of home eating channel returned to full capacity. Turkey grew, with easing of lockdown restrictions. Indonesia declined low-single digit and in Thailand, heightened promotional intensity led to a price-driven decline in underlying sales.

The Americas
Underlying sales growth in North America was 9.1% with 8.6% from volume and 0.5% from price. This growth includes the negative impact of around 1.5% from our food service business which was impacted by channel closures. Sales of foods and refreshment for consumption in the home continued to be a driver of growth, alongside hand and home hygiene. Clean and green Home Care brand Seventh Generation, along with acquired health and wellness brand Olly, contributed strong double digit underlying sales growth.

Latin America grew 6.5% with volume growth of 2.1% and positive pricing of 4.2%. Brazil returned to growth, with high-single digit underlying sales growth led by Foods & Refreshment. Demand was stimulated by emergency pandemic cash payouts to citizens. In Argentina, home and personal care categories drove volumes, including strong growth from our newly launched dilutable laundry liquid. Growth was helped by a softer comparator due to trading disruption as a result of currency devaluation and the implementation of price rises in the prior year.

Europe
Underlying sales declined 0.8% with 1.3% from volume and a decline of 2.1% from price. Price declines were driven by a step up in promotional intensity across the region, as the depth and volume of promotions increased. Out of home ice cream declined, particularly in countries reliant on summer tourism such as Italy and Spain, which contributed to double digit decline in both countries. The food service business also continued to decline albeit less sharply than in the previous quarter. Demand for retail foods remained elevated and home care grew across most markets, helped by heightened demand for home hygiene products. Growth in both categories contributed to mid-single digit growth in the UK.

UNIFICATION UPDATE

In this quarter, our proposals to simplify Unilever’s dual-headed legal structure have received strong support from both NV and PLC shareholders. When we issued the Unification shareholder circular in August we noted that on 10 July 2020, a member of the Dutch Parliament for GroenLinks (a Dutch opposition party) had proposed a private members bill which sought to impose an exit tax on companies leaving the Netherlands in certain circumstances.

We announced on 9 October 2020 that the GroenLinks initiative bill had been tabled in the Dutch Parliament. The tabled bill contains a number of amendments to the previous proposals dated 10 July and 18 September 2020 including:
●
to provide for automatic (as opposed to conditional) deferral of the exit tax assessment. As described in our shareholder circular, deferral would allow the exit tax assessment to be paid over time to the extent that the acquiring company: (i) subsequently makes distributions of reserves on the new shares issued to the former Dutch company’s shareholders (“Relevant Shares”), including by way of distributions of profits in any form, deemed distributions and certain share buy-backs; and (ii) pays an amount to the Dutch revenue equal to the withholding tax that would have been payable by the acquiring company in respect of such distribution had it been tax resident in the Netherlands (“Deemed Withholding Tax”); and
●
a provision which seeks to provide the acquiring company with a right of recourse to withhold the Deemed Withholding Tax from holders of Relevant Shares at the time of each distribution. Despite this provision, in the context of Unification as proposed, PLC would have no enforceable means (either legally under English law or practically) to exercise this right of recourse and to withhold the Deemed Withholding Tax. If the company is not able to exercise this right of recourse, shareholders would not be able claim a corresponding credit for the Deemed Withholding Tax borne by the company.

Despite the amendments made Unilever has received legal advice that, if the bill were enacted in its current form with retroactive effect and were applied to Unification, it should infringe the Dutch UK tax treaty, other tax treaties which the Netherlands has concluded with states in which shareholders of Unilever PLC or Unilever NV reside, primary and secondary EU law and the First Protocol to the European Convention on Human Rights.

It is not clear when, or indeed if at all, the bill will be enacted, or in what form. As previously stated, the Boards intend to proceed with their proposals provided that Unification, in the Boards’ view, remains in the best interests of Unilever, its shareholders and other stakeholders as a whole.

The Boards will continue to update shareholders as appropriate.

The Court hearing to approve the Cross-Border Merger is scheduled to take place on 2 November 2020, and the time of the hearing will be announced by the Court the business day before the hearing. Shareholders of both PLC and NV have the opportunity to attend and to be heard at this hearing, which is expected to be held by electronic means. If a shareholder wishes to attend or make representations at the Court hearing they can register their interest in advance via shareholder.services@unilever.com, and Unilever will provide further details once this information is made available by the Court. Alternatively, shareholders can contact the Court’s listing office via chanceryjudgeslisting@justice.gov.uk.

COMPETITION INVESTIGATIONS

As previously disclosed, Unilever is involved in a number of ongoing investigations and cases by national competition authorities, including those within Italy, Greece and South Africa. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

DIVIDENDS

The Boards have determined to pay a quarterly interim dividend for Q3 2020 at the following rates which are equivalent in value between the two companies at the rate of exchange applied under the terms of the Equalisation Agreement:

Per Unilever N.V. ordinary share:                             € 0.4104
Per Unilever PLC ordinary share:                             £ 0.3746
Per Unilever N.V. New York share:                          US$ 0.4845
Per Unilever PLC American Depositary Receipt:    US$ 0.4845

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by WM/Reuters on 20 October 2020.

US dollar cheques for the quarterly interim dividend will be mailed on 20 November 2020 to holders of record at the close of business on 30 October 2020. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2020 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Q3 2020 Dividend	22 October 2020	29 October 2020	30 October 2020	20 November 2020

SEGMENT INFORMATION - DIVISIONS
(unaudited)

Third Quarter	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2019	5,574	2,704	4,976	13,254
2020	5,348	2,591	4,991	12,930
Change (%)	(4.1)	(4.2)	0.3	(2.4)
Impact of:
Acquisitions (%)	0.2	0.2	3.5	1.4
Disposals (%)	-	(0.3)	(0.3)	(0.2)
Currency-related items (%), of which:	(7.8)	(10.1)	(6.3)	(7.7)
Exchange rates changes (%)	(7.9)	(10.4)	(6.7)	(8.0)
Extreme price growth in hyperinflationary markets* (%)	0.1	0.3	0.4	0.3

Underlying sales growth (%)	3.8	6.7	3.7	4.4
Price* (%)	0.4	(1.6)	1.8	0.5
Volume (%)	3.5	8.5	1.8	3.9

Nine Months	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2019	16,273	8,095	14,957	39,325
2020	15,948	7,912	14,762	38,622
Change (%)	(2.0)	(2.3)	(1.3)	(1.8)
Impact of:
Acquisitions (%)	0.9	0.2	2.3	1.3
Disposals (%)	-	-	(0.4)	(0.2)
Currency-related items (%), of which:	(3.9)	(6.5)	(3.3)	(4.2)
Exchange rates changes (%)	(4.1)	(6.8)	(3.6)	(4.5)
Extreme price growth in hyperinflationary markets* (%)	0.2	0.3	0.3	0.3

Underlying sales growth (%)	1.1	4.4	0.1	1.4
Price* (%)	(0.2)	(0.4)	1.2	0.3
Volume (%)	1.3	4.8	(1.1)	1.1

* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.

SEGMENT INFORMATION – GEOGRAPHICAL AREA
(unaudited)

Third Quarter	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2019	6,068	4,198	2,988	13,254
2020	5,987	3,994	2,949	12,930
Change (%)	(1.3)	(4.9)	(1.3)	(2.4)
Impact of:
Acquisitions (%)	3.0	0.2	-	1.4
Disposals (%)	(0.1)	(0.3)	(0.1)	(0.2)
Currency-related items (%), of which:	(8.3)	(11.8)	(0.3)	(7.7)
Exchange rates changes (%)	(8.4)	(12.3)	(0.3)	(8.0)
Extreme price growth in hyperinflationary markets* (%)	0.2	0.5	-	0.3

Underlying sales growth (%)	4.5	8.0	(0.8)	4.4
Price* (%)	0.7	2.0	(2.1)	0.5
Volume (%)	3.7	5.9	1.3	3.9

Nine Months	Asia / AMET / RUB	The Americas	Europe	Total
Turnover (€ million)
2019	18,263	12,284	8,778	39,325
2020	17,788	12,200	8,635	38,622
Change (%)	(2.6)	(0.7)	(1.6)	(1.8)
Impact of:
Acquisitions (%)	1.9	1.0	0.3	1.3
Disposals (%)	(0.1)	(0.2)	(0.2)	(0.2)
Currency-related items (%), of which:	(4.0)	(7.2)	(0.3)	(4.2)
Exchange rate changes (%)	(4.1)	(7.8)	(0.3)	(4.5)
Extreme price growth in hyperinflationary markets* (%)	0.1	0.7	-	0.3

Underlying sales growth (%)	(0.4)	6.0	(1.5)	1.4
Price* (%)	0.4	1.3	(1.3)	0.3
Volume (%)	(0.7)	4.7	(0.2)	1.1

* Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

NON-GAAP MEASURES

In our financial reporting we use certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. The non-GAAP measures used in this announcement are underlying sales growth, underlying volume growth and underlying price growth (see below).

Underlying sales growth (USG)
Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided on pages 6 and 7.

Underlying price growth (UPG)
Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out on pages 6 and 7.

Underlying volume growth (UVG)
Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out on pages 6 and 7.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including ‘forward-looking statements’ within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as ‘will’, ‘aim’, ‘expects’, ‘anticipates’, ‘intends’, ‘looks’, ‘believes’, ‘vision’, or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the ‘Group’). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever’s global brands not meeting consumer preferences; Unilever’s ability to innovate and remain competitive; Unilever’s investment choices in its portfolio management; the effect of climate change on Unilever’s business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current Covid-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.

ENQUIRIES

Media: Media Relations Team			Investors: Investor Relations Team
UK or NL or	+44 78 2527 3767 +44 77 7999 9683 +31 10 217 4844 +31 62 375 8385	lucila.zambrano@unilever.com JSibun@tulchangroup.com els-de.bruin@unilever.com marlous-den.bieman@unilever.com	+44 20 7822 6830	investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/investor-relations/results-and-presentations/latest-results